Exhibit 99.1

120 Collins Street Melbourne 3000 Australia T +61 (0) 3 9283 3333 F +61 (0) 3 9283 3707
Media release

Rio Tinto celebrates completion of first major expansion phase of iron ore operations in the Pilbara

2 October 2013

Rio Tinto has completed the first phase of the major expansion of its integrated iron ore operations in the Pilbara, celebrating the milestone today with a ceremony at Cape Lambert.

The Premier of Western Australia, the Hon. Colin Barnett MLA, officially opened Cape Lambert wharf B (CLB) which will help bring the overall capacity of Rio Tinto’s Pilbara iron ore operations to 290 million tonnes a year (Mt/a), the largest iron ore operation in Australia and the second largest in the world.

Rio Tinto Iron Ore chief executive Andrew Harding said “The 290 expansion, the largest integrated mining project in Australia, has created the opportunity for Rio Tinto to deliver superior value to shareholders and customers. It is testament to our focus on value-driven growth at our low-cost operations.

“We have again demonstrated our project execution performance is second to none, delivering this expansion ahead of schedule and under budget. This disciplined approach has generated greater value through capital expenditure savings of US$400 million (100% basis), achieved mainly from our engineering and contracting strategies across this phase of the programme.

“By running Australia’s lowest- cost iron ore operations we will ensure the benefits continue to flow through to the bottom line.”

The CLB system delivered first shipment in late August. The safe and efficient ramp-up schedule is on track to reach a full run-rate by the end of the first half of 2014.

The phase two expansion of the port, rail and power infrastructure to 360 Mt/a is underway. A number of options for mine capacity growth are under evaluation including incremental tonnes from low-cost productivity improvements, expansion of existing mines and the potential development of new mines.

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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Grant Donald
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